EXHIBIT 12

           BURLINGTON NORTHERN SANTA FE CORPORATION AND SUBSIDIARIES
              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                     (IN MILLIONS, EXCEPT RATIO AMOUNTS)
                                 (UNAUDITED)

                                        Three Months      Nine Months
                                           Ended             Ended
                                        September 30,     September 30,
                                        1995     1994     1995     1994
                                       -------  -------  -------  -------
Earnings:

  Pre-tax income                       $  229   $   188  $  619   $   464

  Add:
    Interest and fixed charges,
      excluding capitalized interest       52        40     145       118
    Portion of rent under long-term
      operating leases representative
      of an interest factor                30        25      85        77

  Deduct:
    Undistributed equity in earnings
      of investments accounted for
      under the equity method             (18)        -     (18)        -
                                       -------  -------  -------  -------

  Total earnings available for fixed
    charges                            $  293   $   253  $  831   $   659
                                       =======  =======  =======  =======

Fixed charges:

  Interest and fixed charges           $   53   $    40  $  148   $   119
  Portion of rent under long-term
    operating leases representative
    of an interest factor                  30        25      85        77
                                       -------  -------  -------  -------

  Total fixed charges                  $   83   $    65  $  233   $   196
                                       =======  =======  =======  =======

Ratio of earnings to fixed charges      3.53x     3.89x   3.57x     3.36x
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